UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PureCycle Technologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74623V103
(CUSIP Number)
Jackie Charlesworth
20th Floor, 28 Hennessy Road
Wan Chai, Hong Kong
+852 2191 2100

Kevin Grant, Esq.
Nixon Peabody LLP
55 West 46th Street
New York, NY 10036-4120
(212) 940-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 17, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 74623V103

1	NAME OF REPORTING PERSON: Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,256
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.16%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 74623V103

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,256
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.16%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 74623V103

1	NAME OF REPORTING PERSON: Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 714,300
	8	SHARED VOTING POWER 29,336,156
	9	SOLE DISPOSITIVE POWER 714,300
	10	SHARED DISPOSITIVE POWER 29,336,156
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,050,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 74623V103
ITEM 1.	SECURITY AND ISSUER:
This Statement relates to the shares of common stock, par value $0.001 per share, of PureCycle Technologies, Inc., a Delaware corporation with a class of securities registered under Section 12 of the 1934 Act (the "Issuer"). The principal executive officers of the Issuer are located at 5950 Hazeltine National Drive, Suite 650, Orlando, FL 32822.
ITEM 2.	IDENTITY AND BACKGROUND:
Sylebra Capital Limited (Sylebra HK) hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 99.1.

Sylebra HK is the investment sub-adviser to Sylebra Capital Partners Master Fund, Ltd. (SCP MF), Sylebra Capital Parc Master Fund (PARC MF), Sylebra Capital Menlo Master Fund (MENLO MF) and other advisory clients. The Reporting Persons refer to SCP MF, PARC MF, MENLO MF and other advisory clients herein collectively as the Affiliated Investment Entities. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson (Gibson) owns 100% of the shares of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities. In addition, Gibson owns all of the outstanding equity interests in Gibsons Korner LLC (GK LLC) and thus may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by GK LLC.

Sylebra HK, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

The principle address of the Reporting Persons is c/o Sylebra Capital Limited, 20th Floor, 28 Hennessy Road, Wan Chai, Hong Kong.

Each of Sylebra HK and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as a director and owner of each Sylebra HK and Sylebra Cayman. Each of the Affiliated Investment Entities are engaged in the principal business of investments.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The Reporting Persons each used their respective working capital to purchase the shares of common stock of the Issuer.
ITEM 4.	PURPOSE OF TRANSACTION:
The purpose of the transactions was to acquire the shares of common stock of the Issuer for investment purposes with the aim of increasing the value of the investment and the Issuer.

On March 17, 2022, each of the Affiliated Investment Entities and GK LLC entered into subscription agreements (the Subscription Agreements) with the Issuer, pursuant to which the Issuer agreed to sell to such parties, in a private placement, an aggregate of 11,928,600 shares of the Issuers common stock and Series A warrants to purchase an aggregate of 5,928,590 shares of the Issuers common stock. The Series A Warrants will be exercisable beginning on the calendar day following the six month anniversary of the date of issuance. Pursuant to the Subscription Agreements, the Issuer is required to prepare and file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, covering the resale of the shares of the Issuers common stock issued pursuant to the Subscription Agreements and the resale of the shares of the Issuers common stock underlying the Series A Warrants.

As additional consideration for the Affiliated Investment Entities agreeing to participate in the offering, the Issuer entered into a board representation agreement with Sylebra HK (the Board Representation Agreement). Pursuant to the Board Representation Agreement, Sylebra HK will be granted the right to designate (i) one person to be nominated for election to the Issuers Board of Directors (the Board) so long as Sylebra HK together with its affiliates beneficially owns at least 10.0% of the Issuers common stock, and (ii) two persons to be nominated for election to the Board so long as Sylebra HK together with its affiliates beneficially owns at least 15.0% of the Issuers common stock, subject to certain exceptions. The Board Representation Agreement will terminate automatically upon (i) with respect to the first nominee, Sylebra HK and its affiliates ceasing to beneficially own at least 10.0% of the Issuers common stock and (ii) with respect to the second nominee, Sylebra HK and its affiliates ceasing to beneficially own at least 15.0% of the Issuers common stock. The Board Representation Agreement is effective upon the closing of the offering.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuers business, prospects and financial condition, the market for the Issuers securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons ownership of the Issuers securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)(b)
Reporting Person: Sylebra Capital Limited(2)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 29,193,256
Sole Dispositive Power: --
Shared Dispositive Power: 29,193,256
Beneficial Ownership: 29,193,256
Percentage of Class (1): 18.16%

Reporting Person: Sylebra Capital Management(3)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 29,193,256
Sole Dispositive Power: --
Shared Dispositive Power: 29,193,256
Beneficial Ownership: 29,193,256
Percentage of Class (1): 18.16%

Reporting Person: Daniel Patrick Gibson(4)
Shares Held Directly: 714,300
Sole Voting Power: 714,300
Shared Voting Power: 29,336,156
Sole Dispositive Power: 714,300
Shared Dispositive Power: 29,336,156
Beneficial Ownership: 30,050,456
Percentage of Class (1): 18.70%

(1) This percentage is calculated based upon 160,739,476 shares of the Issuers common stock outstanding as of March 17, 2022, as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the 1934 Act.
(2) Sylebra HK holds no shares of the Issuers common stock directly. Sylebra HK may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-advisor.
(3) Sylebra Cayman holds no shares of the Issuers common stock directly. Sylebra Cayman may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as the investment manager and parent of Sylebra HK.
(4) Gibson owns 100% of the shares of Sylebra Cayman and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities. Gibson owns 100% of the outstanding equity interests in GK LLC and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by GK LLC.

(c) Other than as disclosed above, there have been no reportable transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons other than as described in this Statement.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference.
Except for the Joint Filing Agreement attached hereto as Exhibit 99.1, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 99.1 Joint Filing Agreement, dated as of March 17, 2022, by and among the Reporting Persons.

CUSIP No.: 74623V103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 17 2022	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorised Signatory
March 17 2022	Sylebra Capital Management By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, Authorised Signatory
March 17 2022	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 74623V103
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: March 17 2022

CUSIP No.: 74623V103
EXPLANATORY NOTE
This Statement on Schedule 13D (this Statement) supersedes the Statement on Schedule 13G as last amended by Amendment No. 1 filed on February 11, 2022 by Sylebra Capital Limited, Sylebra Capital Management and Daniel Patrick Gibson relating to shares of Common Stock of PureCycle Technologies, Inc. This Statement is being filed by the undersigned pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the 1934 Act), because the Reporting Persons (as defined below) may no longer qualify to file statements on Schedule 13G. See Item 4.